November 9, 2006	direct phone: 515-242-2459
direct fax: 515-323-8559
email: bandstra@brownwinick.com
Barbara C. Jacobs
Assistant Director
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Homeland Energy Solutions, LLC Amendment No. 1 to Registration Statement on Form SB-2 filed October 12, 2006 File No. 333-135967
Dear Ms. Jacobs:
We are in receipt of your letter dated November 3, 2006 providing comments on our amended registration statement on Form SB-2 as filed on October 12, 2006. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in chronological order immediately followed by our responses. In addition, we are enclosing a marked Pre-effective Amendment No. 2 to Form SB-2, which includes the revisions made pursuant to your comments.
Amendment No. 1 to Registration Statement on Form SB-2
Registration Statement Facing Page
1.	Please revise your fee rate advisory reference. It appears that Fee Rate Advisory # 3 for Fiscal Year 2007 is the applicable advisory from which you calculated your registration fee.

RESPONSE: We have revised the Registration Statement/Prospectus as requested.
Prospectus Front Cover Page
2.	We note your revised disclosure in response to comment 6 of our letter dated August 17, 2006. Please disclose the fact that there is no limit other than the 49 percent threshold for all investors on how much affiliates may acquire in order to achieve your minimum offering threshold.

RESPONSE: We have revised the Registration Statement/Prospectus as requested.

November 8, 2006

Prospectus Summary
3.	We note your revised disclosure in response to comment 7 of our letter dated August 17, 2006. Please briefly elaborate on how the limited liability company structure provided “flexibility in project capitalization.”

RESPONSE: We have revised our disclosure in accordance with your request and explained that the limited liability company structure provides “flexibility in project capitalization” as the Company can issue equity interests similar to stock in a corporation, yet the members are not generally liable for certain obligations of the Company and the Company can elect to be taxed as a pass-through entity.

4.	We note your response to comment 8 of our letter dated August 17, 2006. Please update us as to the status of your state registrations.

RESPONSE: Below is the status of our state registrations:

Florida: We have received confirmation from the Florida Office of Financial Regulation that they will declare our registration statement effective upon notice of effectiveness with the SEC and pending registration of the Company as an “issuer” and three directors as “associated persons” for purposes of selling to Florida residents.

Illinois: We have received confirmation from the Illinois Securities Division that they will declare our registration statement effective upon notice of effectiveness with the SEC.

Iowa: We have received confirmation from the Iowa Securities Bureau that they will declare the Company effective upon notice of effectiveness with the SEC.

Kansas: We received a second comment letter from the Kansas Office of the Securities Commissioner on November 2, 2006. We will respond to their comment letter simultaneously with this response letter to the SEC.

Minnesota: We received a comment letter from the Minnesota Department of Commerce on November 3, 2006. We intend to withdraw from registration in Minnesota.

Missouri: We have received confirmation from the Missouri Commissioner of Securities that they will declare our registration statement effective upon notice of effectiveness with the SEC and pending the execution of the Lock-Up Agreement between the Company and current directors and 5% owners, which is filed with this Pre-Effective Amendment No. 2.

South Dakota: We have received confirmation from the South Dakota Division of Securities that they will declare our registration statement effective upon notice of effectiveness with the SEC.

November 8, 2006

Wisconsin: We have received confirmation from the Wisconsin Department of Financial Institutions that they will declare our registration statement effective upon notice of effectiveness with the SEC.
Suitability of Investors, page 7
5.	We note your response to comment 12 of our letter dated August 17, 2006. Please briefly discuss in your prospectus the basis for your suitability standards.

RESPONSE: We have revised the Registration Statement/Prospectus as requested.
Subscription Period and Procedures, page 8
6.	We note your response to comment 14 of our letter dated August 17, 2006. Here and elsewhere, as appropriate, please clarify that the two remedies you disclose as available to you on a defaulting note are mutually exclusive. We further note that your disclosure here suggests that the forfeiture remedy is the sole and automatic recourse on a defaulting note.

RESPONSE: We have revised the Registration Statement/Prospectus as requested.

7.	Please state that you have 48 hours from receipt of subscription funds to submit such funds to our escrow agent. Please further revise to describe when a subscriber is considered to have fully paid.

RESPONSE: We have revised the Registration Statement/Prospectus as requested.
Distribution Policy, page 29
8.	We note your response to comment 29 of our letter dated August 17, 2006. Please discuss your intent to at least distribute, if permitted and available, amounts that will permit investors to cover their tax obligations as a result of profits allocated, or advise us otherwise regarding such disclosure. We refer you to your disclosure on page 78 and Section 4.1 of your operating agreement.

RESPONSE: We have revised the Registration Statement/Prospectus as requested.
Management’s Discussion and Analysis and Plan of Operation
Plan of Operations and Start-up Ethanol Plant, page 30
9.	We note your response to comment 31 of our letter dated August 17, 2006. You disclose in the last paragraph under project capitalization that the letter of intent with Fagen

November 8, 2006

terminates on December 31, 2007 unless “the basic site and design of [y]our ethanol facility has been determined and mutually agreed upon [and] a specific site or sites have been determined and mutually agreed upon.” Meeting such conditions does not appear to require having a debt financing commitment finalized. Please disclose how much you expect to spend of the offering proceeds in order to meet these conditions to extend the term of the letter of intent.

RESPONSE: We have revised the Registration Statement/Prospectus to disclose that we have selected our plant site, as we have obtained options on our intended site in Chickasaw County, Iowa, which we intend to exercise to acquire the land. Thus, we will not need to spend offering proceeds to meet this condition under the terms of our letter of intent.

10.	We note that your executed escrow agreement with Home Federal Savings Bank references a maximum offering of 100,000 units. Please advise.

RESPONSE: In response to a comment from the Office of the Kansas Securities Commissioner, we have executed an Amended and Restated Escrow Agreement with Home Federal Savings Bank to provide that the Company will be responsible for covering the escrow fees rather than the fees being applied against interest earned on the offering proceeds in the event that proceeds are returned to investors. We have also amended the Agreement to reflect a maximum offering of 110,000 units. The Amended and Restated Escrow Agreement is filed with this Pre-Effective Amendment No. 2.
Additional Changes/Updates by the Registrant
The Registrant would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 1 to its registration statement on Form SB-2 as follows:
The Registrant is filing an Amended and Restated Escrow Agreement with Home Federal Savings Bank dated November 8, 2006 with this Pre-Effective Amendment No. 2.
The Registrant has added disclosure regarding the possible increase to the approximate project cost should the Registrant determine to install a coal gasification system to power the ethanol plant, depending on the success of this equity drive.
The Registrant has adjusted the dilution and capitalization disclosures to account for the estimated offering costs associated with this offering of $480,000.
The Registrant is filing a Lock-Up Agreement between the Company and its current directors and 5% owners. This Lock-Up Agreement was entered into pursuant to requirements from the states of Missouri and Kansas.

November 8, 2006

Other Non-Substantive Revisions
In addition to the above-described changes and updates, the Registrant has made numerous formatting, grammar-related and/or typographical revisions, none of which altered the substance of its registration statement.
Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Very truly yours,
/s/ Valerie D. Bandstra

Valerie D. Bandstra

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